UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Directorate Change




15 May 2006


Pearson: board changes


Pearson, the international education and information company, today announces the following changes to its board and senior executive team, effective from 12 June 2006.


Rona Fairhead, Pearson's chief financial officer and a board member, is appointed chief executive of the Financial Times Group. She will have responsibility for the Financial Times, Pearson's international business newspapers and financial magazines and Interactive Data Corporation. She will also manage relationships with the FT Group's associate companies including FTSE, owned jointly with the London Stock Exchange, and The Economist Group, in which Pearson owns a 50% stake.

Olivier Fleurot, chief executive of the FT's publishing businesses, will move to Pearson to develop plans for applying emerging digital technologies in the publishing and information industries.


John Ridding, currently editor of the Financial Times in Asia and also chairman of Pearson in Asia, will become chief executive of the Financial Times and FT.com, reporting to Rona.


Robin Freestone, Pearson's deputy chief financial officer, is appointed chief financial officer and will join the Pearson board.


Marjorie Scardino, chief executive, said:


"For the past four years, everyone has worked tirelessly to return the FT to profit. Olivier deserves much of the credit for doing what was needed to accomplish that. He has led the organisation with great distinction, strengthening the business and brand for the long-term in the process.


"Today, each part of the FT Group has a strong market position and good prospects for continued growth. In addition to sustaining that momentum and building these businesses, Rona will be looking for opportunities to make the most of the FT Group as a whole. Rona and John have achieved a great deal at Pearson and we're delighted that they are taking on these new roles.


"Robin is an experienced finance professional and an accomplished leader. He's made his mark at Pearson in the past two years and we know that he'll be a strong CFO and an asset to the board."


Rona Fairhead said:


"It is a real privilege to take on some of the finest brands and services in the world of business information. Our content is unrivalled and, as technology continues to change the habits of users, readers and advertisers, we can marry the two to develop new services for our customers. As we do that, we can benefit from the scale and strength of all parts of the FT Group to grow our business. That makes this a hugely exciting new role."


Ends

For more information:


Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln: +44 (0)20 7010 2310


Notes to editors:


Rona Fairhead, 44, joined Pearson in 2001 as deputy finance director and was appointed finance director and a member of the Pearson board in April 2002. She is also a director of The Economist Group and a non-executive director of HSBC Holdings plc. She joined Pearson from ICI, where she was executive vice president, group control and strategy and a member of ICI's executive committee. She previously worked for Bombardier Inc and Bain & Co and holds an MBA from Harvard Business School.


Olivier Fleurot, 54, took up his position as chief executive of the Financial Times newspaper and FT.com in 2003. From 1999 until 2003 he was managing director of the Financial Times newspaper. He joined Pearson's Les Echos group, France's leading business publisher, in 1988 and was appointed chief executive in1996. After graduating from Ecole Nationale Superieure des Mines, Saint Etienne, he began his career as an engineer with Degremont in France and the USA before moving into journalism. He also worked as a marketing director in the software industry.


John Ridding, 40, moved to Hong Kong in 2003 as the editor and publisher of the Financial Times, leading the launch of its Asian edition in print and online, and was also chairman of Pearson in Asia. He was previously the FT's deputy editor and managing editor. Joining the FT in 1987, he has held a series of reporting and editing posts including Hong Kong bureau chief, Paris correspondent and deputy features editor. He started his career in journalism at Oxford Analytica. He graduated from Oxford University with a first class honours degree in philosophy, politics and economics.


Robin Freestone, 47, joined Pearson in 2004 as deputy chief financial officer. He previously worked at Amersham plc (now part of GE) in a similar position and as finance director of Amersham's health business. Before that, he held various senior finance roles at ICI, Zeneca and Henkel. He is a graduate in economics from Manchester University and qualified as a chartered accountant with Touche.


The Financial Times Group

The Financial Times Group includes the globally-focused Financial Times newspaper and FT.com, as well as a pan-European network of national business newspapers and online services such as Les Echos, lesechos.fr and FT Deutschland.

Through Interactive Data Corporation, the FT Group is also one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors.

FT Business has a strong portfolio of magazine brands and online services including Investors Chronicle, the UK's premier personal finance magazine, as well as The Banker, Money Management and Financial Adviser.

The FT Group has a 50% stake in The Economist Group and a stake in Business Standard, one of India's leading financial newspapers. It also operates through a number of joint ventures, including those with FTSE International, Vedomosti in Russia and BDFM in South Africa.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 15th May, 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary